Exhibit 13.29

6/13/2019 Stacks Token Stacks: Crypto tokens for next-generation computing Pre-Register Rule 255 Disclaimer Webelieveinafuture wheretherightsyou enjoy inthephysicalworld https://stackstoken.com 1/5 Muneeb Ali - Blockstack: "The Blockstack Decentralized Computing Network"

6/13/2019 Stacks Token extendtothedigital world. However, the rules of today’s web browsers and apps were written by the large internet companies responsible for violating our rights. We’re building an app ecosystem that works for users, not against them, so that apps can’t be evil and your digital rights are protected. Welcome to Blockstack. Let’s build something better together. Resources https://stackstoken.com 2/5 Token Sale Deck Download PDF Offering Circular SEC.gov

6/13/2019 Stacks Token About Stacks Stacks (STX) token is the native utility token of the Blockstack network. Stacks tokens are consumed as “fuel” when users register digital assets, like usernames, or when they register/execute smart contracts. Using Stacks, developers can build and distribute apps that let users maintain ownership of their data and protect their digital rights. Learn more about Blockstack Key dates Voucher registration May 17-28 Pre-registration May 31-present Public sale begins https://stackstoken.com 3/5 Whitepapers Blockstack.org

6/13/2019 Stacks Token TBD Public sale closes TBD Token distribution TBD Pre-register tokensale forthe Stacks Pre-register Rule 255 Legend: This communication may be deemed “testing the waters” material under Regulation A under the Securities Act of 1933. We are not under any obligation to complete an offering under Regulation A. We may choose to make an offering to some, but not all, of the people who indicate an interest in investing, and that offering might not be made under Regulation A. We will only be able to make sales after the Securities and Exchange Commission (SEC) has “qualified” the offering statement that we have filed with the SEC. The information in that offering statement will be more complete than the information we are providing now, and could differ in important ways. You must read the documents filed with the SEC before investing. No money or other consideration is being solicited, and if sent in response, will not be accepted. No offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement filed by the company with the SEC has been qualified by the SEC. Any such offer may be withdrawn or revoked, without obligation or commitment of any kind, at any time before notice of acceptance given after the date of qualification. An indication of interest involves no obligation or commitment of any kind. https://stackstoken.com 4/5

6/13/2019 Stacks Token Any person interested in investing in any offering of Stacks Tokens should review our disclosures and the publicly filed offering statement relating to that offering, a copy of which is available on this website. You may obtain a copy of the preliminary offering circular that is part of that offering statement here. Blockstack is not registered, licensed or supervised as a broker dealer or investment adviser by the Securities and Exchange Commission (SEC), the Financial Industry Regulatory Authority (FINRA) or any other financial regulatory authority or licensed to provide any financial advice or services. Blockstack Resources Community About Stay up to date Copyright © 2019 Blockstack Token LLC. All rights reserved. Twitter GitHub Terms of Use Privacy Policy https://stackstoken.com 5/5